EXHIBIT 99.1


                   STATEMENT REGARDING RISKS AND UNCERTAINTIES

         AN INVESTMENT IN GLOBALOCK INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT. THE RISK FACTORS SET FORTH BELOW ARE NOT INTENDED TO BE AN EXHAUSTIVE LIST OF THE GENERAL OR SPECIFIC RISKS INVOLVED, BUT MERELY TO IDENTIFY CERTAIN RISKS THAT ARE NOW FORESEEN BY THE COMPANY. IT MUST BE RECOGNIZED THAT OTHER RISKS, NOT NOW FORESEEN, MIGHT BECOME SIGNIFICANT IN THE FUTURE AND THAT THE RISKS WHICH ARE NOW FORESEEN MIGHT AFFECT GLOBALOCK TO A GREATER EXTENT THAN IS NOW FORESEEN OR IN A MANNER NOT NOW CONTEMPLATED.

Broad Discretion of Management

         GlobaLock is a "blank check" company organized for the purpose of engaging in a merger or other business combination with a presently unidentified operating company. Management has broad discretion to engage in virtually any business combination in virtually any manner it deems appropriate. Stockholders are unlikely to have the opportunity to review, or evaluate the merits and risks of, any proposed business opportunity presented to GlobaLock and must rely upon management to properly expend GlobaLock's funds. Furthermore, there can be no assurance that GlobaLock will not attempt a business combination with a business which has a history of operating or financial difficulties that may increase the risks borne by GlobaLock's stockholders. In addition, GlobaLock `s management may not possess the experience and skills necessary to make an informed judgment about the business or industry that may be chosen. Accordingly, an investment in the Common Stock involves an extremely high degree of risk and speculation for purchasers.

Issuance  of  Additional  Shares in  Business  Combination;  Probable  Change of
Control

         GlobaLock's capital resources are insufficient to acquire any business venture in a manner that would permit the stockholders of the company to retain control of the venture. Although GlobaLock has no commitments or contracts to acquire any business, it is likely that any business combination conducted by GlobaLock will involve the issuance of a substantial number of additional shares of GlobaLock `s Common Stock, resulting in the transfer of control over its affairs to others and a substantial dilution of the relative voting and economic interest held by GlobaLock `s stockholders in the results of GlobaLock `s operations. No assurance can be given as to the experience or qualifications of any persons who may acquire control of the company, either in connection with the activities of GlobaLock or the operation of the business acquired by it.

Possible Illiquidity Due to Lack of Active Trading Market

         Prior to this registration statement there has been no public market for the Common Stock. Although after the consummation of a business combination we intend to apply for trading privileges on the Nasdaq Bulletin Board, there can be no assurance that such an application will be approved or, if approved, that an active or liquid trading market will develop. If a trading market does develop, it may not be sustained. If the Common Stock is not approved for listing or the trading price is less than $5.00 per share, the Common Stock could be subject to Rule 15g-9 of the Exchange Act, which, among other things, requires that broker-dealers satisfy special sales practice requirements, including making individualized written suitability determinations and receiving a purchaser's written consent prior to any transaction. Moreover, the Common Stock could be considered a "penny stock, " which would require additional disclosure in connection with trades in GlobaLock's securities, including the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. Such requirements could limited the release of market prices of the Common Stock and reduce news coverage of the company. Such events may reduce investors' interest in the Common Stock and materially and adversely affect the trading prices for the Common Stock and the ability of stockholders to sell Common Stock in the secondary market.

No Operating History

         GlobaLock was organized less than one year prior to the filing of this registration statement and has not conducted any business activities, other than with respect to organizational matters. GlobaLock has no business history that investors can analyze to aid them in making an informed judgment as to the merits of an investment in GlobaLock. As a new business, GlobaLock is subject to all of the risks inherent in the commencement of a new business enterprise with new management, including unforeseen costs, expenses, problems and risks. There can be no assurance that GlobaLock will be able to achieve its business objectives.

Dependence on Part-time, Inexperienced Management

         GlobaLock `s success will be largely dependent on the decisions made by George A. Todt, GlobaLock's sole director, who will not devote his full time to the affairs of the company. Although Mr. Todt has general business experience, it is unlikely that he will have any significant experience in acquiring any particular type of business.

Inability to Exhaustively Evaluate Potential Opportunities

         GlobaLock's limited funds and lack of full-time management will make it impractical to conduct a complete and exhaustive investigation and analysis of a business opportunity before GlobaLock commits its capital or other resources. It is likely, therefore, that management decisions may be made without detailed feasibility studies, independent analyses, market surveys and the like, which would be desirable and which might be obtained if GlobaLock had more funds available to it. GlobaLock will be particularly dependent in making decisions on information provided by promoters, owners, sponsors or other persons associated with the business under consideration as a candidate for a business combination with GlobaLock. It is likely that such persons will have a direct economic interest in completing a transaction with GlobaLock.

Conflicts of Interest

         The executive officers and the director of GlobaLock intend to engage in other business activities similar and dissimilar to those engaged in by GlobaLock. To the extent that such officers and director engages in such other activities, they may have conflicts of interest in diverting opportunities to other companies, entities or persons with which they are or may be associated or have an interest, rather than directing such opportunities to GlobaLock. In addition, the other business activities of such persons will reduce the time and energy devoted by them to GlobaLock. No policy has been established for the resolution of such conflicts and GlobaLock may be adversely affected if its officers and director choose to place their other business interests before those of GlobaLock.